Filed by IAC/InterActiveCorp
                                                           Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                           Deemed filed pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                                                    Commission File No. 0-20570



To:   All IAC Travel Employees Worldwide
Sent: Sunday, January 02, 2005
From: Dara Khosrowshahi
Subject Line:  Travel - January 2005


January 2005

We certainly have been through a number of changes this past year - from new leadership at a number of senior positions to our expectation of becoming a separately traded company sometime in the first half of 2005. All these changes can be distracting - and my advice to (and my request of) you is to put your head down, focus on your job and your goals and objectives for the new year, and get it done. It is more important than ever for us to be focused on execution, especially in these times of enormous change in our industry.

Our industry is as competitive as it ever has been, with other online travel agents (OLTAs) aggressively growing their merchant hotel and packages product - businesses that have propelled us to the lead in online travel over the last couple of years. Cendant has invested approximately $3 billion in capital securing distribution assets for their travel group, resulting in our largest OLTA competitors now both owning GDS's. As a result we can only expect the year forward to be just as if not more competitive than this last year. With our supply partners continuing to develop their own web sites, we will have to work harder than ever to maintain and improve our value proposition to both consumers and suppliers.

So, are we up for this? Can we still grow and thrive in this kind of an environment? My answer is absolutely YES. I can't give you all the answers as to how we get there - most of those answers will come from you - but I can tell you what I think we need to do:

1. Build the best product. We have to continue to build the best of breed technology. We have to continue to develop the best consumer product out there. We have to differentiate ourselves and we can't trade the very best in consumer experience for short term profit - it will eventually catch up to us. We have to keep innovating - from building on our packaging technology, to Hotels.com building constantly improving on the EPI couponing product, to Hotwire continuing to develop its opaque product. Consumers have to be our passion and we can't let up on it for a minute.

2. Build on our supply relationships. We have had our share of rocky relationships with suppliers this year, but I don't think we give enough credit to the progress we are making here. We are constantly meeting and talking to our supply partners, understanding

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what their needs are and how we can help them. Next time you see one of our supply team, take some time to talk to them, find out what our supply partners are looking for. They are the life-blood of our business.

3. Become a travel retailer - see number one. It's no longer enough to get any consumer to our front door and hope that our site can convert them - we have to act like a real retailer - find the right consumer (some are more valuable than others), keep that consumer, and, when appropriate, upsell products and services that both benefit the consumer and add to our bottom line. We need this to translate into higher revenue per transaction (as we sell more packages, services to our consumers) and lower marketing costs per transaction (through CRM, loyalty programs) as we have more and more of our customers come as repeat users and directly to our site rather than through intermediaries.

4. Have a passion for the little things. We have to be the very best at processing the transaction once we acquire the customer. That means we have to do it at the lowest cost and at the best quality. Otherwise our size (I'll get to that later) doesn't do us any good. Being able to do this means having a genuine passion for the little things - why do customers have bad experiences? Why do they call us once they have booked a room? How can we reduce our call handle times by 5%? Innovation isn't just about the front end, consumer facing product, it's also about creating the most frictionless, efficient transactional machine out there. It's about the little things.

5. Scale. Our size isn't an advantage unless our cost base per transaction is lower than everyone else's. Scale is what allows us to invest more in product development, in real innovation, in marketing and customer service than anyone else out there. The challenges that I discussed at the beginning of this mail force us to do more with less, to keep costs down in every corner of the company, to keep headcount growth down even as we get bigger and more global. We have to scale as we grow. We can't get complacent with our success. Next time you think you need an extra head in your group, try and figure out how to do it with the team you have.

6. Globalize. You all know this. We are ahead but we have real completion globally. We have to keep investing in our new markets to be number one everywhere - U.S., Europe, APAC.

Biggest. Best people. Best product. Best technology. Best supply relationships. Best consumer experience. Global. A passion for the little things. Get this done and we will be unbeatable.

I hope you all had a great vacation and start to the new year. Now it's back to work (and we have a lot to do and it's not going to be easy). I am certainly looking forward to 2005 and I hope that you are too.

-Dara


ADDITIONAL  INFORMATION

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In connection with the proposed spin-off it is currently expected that IAC will file a proxy statement/prospectus with the SEC. Stockholders of IAC are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC's web site at WWW.SEC.GOV.

In addition to the proxy statement, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC's web site at WWW.SEC.GOV. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC's stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC's stock and future holdings of options or shares of Expedia's stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC's proxy statement, filed with the SEC on April 29, 2004.